Arlington Heights Professional Services LLC
2501 Chatham RD STE R
Springfield, IL 62704
Email: arlingtonhps@gmail.com

February 27, 2024

Re: Arqlite SPC

To Management of Arqlite SPC,

The purpose of this letter is to provide a statement of work completed by Arlington Heights Professional Services, LLC on behalf of Arqlite SPC, the client. All documents are based on the information provided to the CPA. CPA is not liable for any matters, including, but not limited to, decisions of lending, accuracy of reporting, or completeness, and serves only the purpose of providing a statement of services performed without any assurances on behalf of the signing CPA. These statements have not been reviewed, or audited, nor have we been engaged for any assurance services. CPA nor Arlington Heights Professional Services, LLC make any representation of these reports prepared for management.

Management is responsible for the accompanying financial statements of Arqlite SPC, which comprise the balance sheet as of the years ended, December 31, 2023, and the related statement of operations in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all the disclosures of statements of cash flows. If the omitted disclosures and the statement of cash flows were included in the financial statements, they might influence the user's conclusions about the corporation's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

.

____
Prepared by
Arlington Heights Professional Services, LLC
Khaled Salem II, CPA
License 065.052110

Arqlite SPC
Statement of Income and Expense
January 1, 2023 Through December 31, 2023

Revenue		
Sales	$	648,491.72
Amazon Refunds	$	(5,250.86)
Total Revenue	**$**	**643,240.86**
Cost of Goods Sold		
Cost of Goods Sold	$	35,878.99
Shipping Expense	$	22,568.83
Packaging Supplies	$	1,794.63
Transportation	$	2,250.00
Amazon Fees	$	163,973.20
Stripe Fees	$	6,816.34
Total Cost of Goods Sold	**$**	**233,281.99**
Gross Profit	**$**	**409,958.87**
Expenses		
Advertising	$	2,577.67
Marketing	$	15,186.07
Automobile Expense	$	2,357.08
Bank Service Charges	$	96.88
Business License & Fees	$	1,761.38
Depreciation	$	208,255.96
Dues & Subscriptions	$	785.55
Freight & Postage	$	1,620.89
Insurance	$	23,177.28
Auto Insurance	$	1,012.32
Job Supplies	$	8,863.11
Tools & Equipment Rental	$	600.00
Office Supply	$	2,999.80
Minor Software	$	3,223.09
Meals & Entertainment	$	44.94
Phone & Internet	$	1,063.76
Utility	$	63,230.52
R&D Costs	$	3,200.00
Rent-Facility	$	235,475.01
Repairs & Maintenance	$	9,705.71
Security	$	1,140.00
Seminars and Continue Professional Education	$	1,393.00
Legal Fees	$	28,269.17
Professional Fees	$	138,262.90
Subcontractors	$	585.32
Temporary Services	$	24,128.91
Travel	$	975.58
Wages & Salaries	$	91,450.27
Payroll Tax Expense	$	7,537.46
Compensation- Sebastian Sajoux	$	3,000.00
Employee Medical Insurance	$	9,140.71
Payroll Processing	$	667.00
Housing - Expat	$	34,800.00
Recruiting & HR	$	99.99
Reimbursable Expense	$	7,087.00
Waste Management	$	25,657.01
Uncategorized Expenses	$	24.66
Interest - Facility Rent	$	11,364.00
Fuel	$	100.26
Total Expenses		**$970,920.26**
Net Ordinary Income	**$**	**(560,961.39)**
Other Income And Expenses	**$**	**-**
Other Income	$	63,835.68
Interest Income	$	1.49
Gain (loss) on disposition of asset	$	(32,704.99)
Net Income	**$**	**(529,829.21)**

Arqlite SPC
Consolidated Balance Sheet
As of December 31, 2023

Assets		
Current Assets		
Checking xx6670	$	13,740.03
Amazon E-Account	$	769.47
Petty Cash	$	671.00
PERFBUS CHK	$	50,985.00
Total Cash and Cash Equivalents	$	66,165.50
Accounts Receivable	$	55,292.35
Inventory	$	54,100.00
Prepaid Insurance	$	(0.01)
Prepayments	$	4,993.65
Vendor Deposits	$	79,200.00
Other Receivable	$	3,000.00
Total Current Assets	$	262,751.49
Fixed Assets		
Leasehold Improvement	$	506,022.66
Less: Accumulated Depreciation - Leasehold Improvement	$	(133,425.62)
Machinery & Equipment	$	904,885.11
Less: Accumulated Depreciation - M&E	$	(383,709.23)
Office Furniture	$	13,229.77
Less: Accumulated Depreciation - Office Furniture	$	(8,747.55)
Vehicle	$	12,554.37
Less: Accumulated Depreciation - Vehicles	$	(9,432.93)
Computer & Office Equipment	$	5,059.24
Less-Accumulated Depreciation: Computer & Office Equipment	$	(5,059.24)
Total Fixed Assets	$	901,376.58
Long Term Assets		
Due From - PLASTIC REV SPC	$	448.00
Due From Arqlite SRL	$	664,728.00
Interest Receivable - Arqlite SRL's loan	$	206,409.54
Total Long Term Assets	$	871,585.54
Total Assets	$	2,035,713.61

Liabilities		
Current Liabilities		
Accounts Payable	$	31,079.73
Chase CC 9074	$	220.33
Other Payroll Liability	$	38,055.05
Rent Payable	$	278,415.00
Sales Tax	$	(625.20)
Total Current Liabilities	$	347,144.91
Long Term Liabilities		
Bridge Loan - Douglas Schrock	$	105,124.99
Interest Payable - Bridge Douglas Shrock	$	25,000.00
Bridge Loan - Jennifer Schaefer	$	42,607.49
Bridge Loan - Raquel Zagnoni	$	163,905.61
Bridge Loan - Susan Graff	$	106,887.31
Interest Payable - Bridge Susan	$	12,500.00
Bridge Loan- Janine Firpo	$	(3,062.63)
Bridge Loan - Equity Trust	$	25,000.00
RBF Loan - Bruce Reed	$	49,414.16
RBF Loan - Chris Graff	$	113,652.59
RBF Loan - Douglas Schrock	$	98,828.33
RBF Loan - Hunsberger	$	49,414.16
RBF Loan - Michael Libes	$	24,707.08
RBF Loan - Monica Aufrecht	$	34,589.92
RBF Loan - Realize Impact	$	74,121.25
RBF Loan - Richard Hetler	$	49,414.16
RBF Loan- Raquel Zagnoni	$	16,500.00
Convertible Notes	$	1,897,321.01
Interest Payable - Convertible Notes	$	38,426.10
Debt Issuance Costs	$	(79,666.85)
Deferred Rent	$	89,193.82
Grant Payable	$	103,326.00
Interest Payable - Grant Echoing	$	10,800.00
Mandatorily Redeemable Stock	$	80,000.00
Interest Payable - Facility Rent	$	20,940.00
Total Long Term Liabilities	$	3,148,944.50
Total Liabilities	$	3,496,089.41

Equity		
APIC - Redeemable Stock	$	(68,571.43)
Common Stock	$	349,479.63
Series A Preferred Stock	$	3,731,825.40
Series Seed Preferred Stock	$	200,000.00
Subscription Receivable - Series A	$	(152.00)
Retained Earnings	$	(5,143,128.19)
Current Year Earnings	$	(529,829.21)
Total Equity	$	(1,460,375.80)
Total Liabilities & Equity	$	2,035,713.61

Management Use Only
This Financial Statement Has Not Been Subject To Review Or Audit
No Assurance Provided

Arqlite SPC
Statement of Cash Flows
January 1, 2023 Through December 31, 2023

Cashflow from Operations		
Changes in Working Capital	$	(42,552.41)
Depreciation	$	148,270.37
Net Income	$	(529,829.21)
Total Cashflows from Operations	**$**	**(424,111.25)**

Cashflows from Investing		
Increase (Decrease) in Investments	$	-
Decrease from Distributions	$	-
Change in Assets	$	152,690.58
Total Cashflows from Investing	**$**	**152,690.58**

Cashflows from Financing		
Increase in Payables	$	102,962.38
Issuance of Debt	$	-
Total Cashflows from Financing	**$**	**102,962.38**

Beginning Cash Balance		234,623.79
Change in Cashflows	$	(168,458.29)
Year Cashflows	$	(168,458.29)
Cashflow as of Report Date	**$**	**66,165.50**

Management Use Only

This Financial Statement Has Not Been Subject To Review Or Audit

No Assurance Provided